Exhibit 99.1

OPC Energy Ltd., a Subsidiary of Kenon, Announces Correspondence from the Israeli Antitrust Authority relating to the
Zomet Project and Postponement of Retail Tranche of its Initial Public Offering

Singapore, August 7, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) (“Kenon”) announces that its subsidiary OPC Energy Ltd. (“OPC”) announced today that it had received a copy of a letter from the General Director of the Israeli Antitrust Authority and the Chairman of the Committee for the Reduction of Concentration (the “Concentration Committee”), addressed to the Electricity Authority, stating that the Concentration Committee recommends not to grant a conditional license for the Zomet project, a 396 MW natural gas power plant project under development that OPC has entered into an agreement to purchase, subject to regulatory approvals.  As a result of this notice, OPC has postponed the retail tranche of its initial public offering of its ordinary shares in Israel and listing on the Tel Aviv Stock Exchange that was scheduled for August 8, 2017.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Caution Concerning Forward-Looking Statements
This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the initial public offering of OPC’s ordinary shares, including the size of the offering, and the Zomet project, including the installed capacity of the project. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, and which could cause actual results to differ materially from those indicated in such forward-looking statements. Such risks include the risk that OPC is unable to complete its initial public offering on the expected terms, or at all, that OPC is unable to obtain the regulatory approvals for the Zomet project and therefore is unable to develop the project, as expected, and other risks and factors, including those risks set forth under the heading "Risk Factors" in Kenon's Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.